Exhibit 99.2

CROSS REFERENCE SHEET

Information Relating to Provincial Debt	Location in 2021/22 Public Accounts

CONTINGENT LIABILITIES
Litigation	p. 79 (28)(b)
Tax Appeals	p. 79 (28)(b)
Guarantees and Indemnities	p. 79 (28)(b)
Environmental Clean-up	p. 80 (28)(b)
Treaty Negotiations	p. 80-81 (28)(b)
Crown Corporations, Agencies, and SUCH	p. 81 (28)(b)
CONTRACTUAL OBLIGATIONS	p. 81-82 (28)(c)

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